June 23, 2015

Daniel L. Gordon                VIA EDGAR
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Sun Communities, Inc.
Form 10-K for the year ended December 31, 2014
Filed March 2, 2015
File No. 1-12616

Dear Mr. Gordon:
This letter contains our response to the comment from the Staff of the Commission contained in your letter dated June 11, 2015. For convenience of reference, the comments contained in your letter are reprinted below in italics and are followed by our corresponding response.

1.
In future filings, please revise your disclosure on page 54 to identify the line items “Funds from Operations” and “FFO excluding certain items” as “Funds from operations attributable to Sun Communities, Inc. common stockholders” and “FFO excluding certain items attributable to Sun Communities, Inc. common stockholders”.

Company Response:
The Company respectfully requests the Commission’s consideration of the following description of “Funds from operations” and “FFO excluding certain items”:
“Funds from operations attributable to Sun Communities, Inc. common stockholders and dilutive convertible securities (1)”
“FFO attributable to Sun Communities, Inc. common stockholders and dilutive convertible securities excluding certain items (1)”
The footnote ascribed to these line items will read as follows:
(1) The effect of certain anti-dilutive convertible securities is excluded from these items.
We will also change the description of “FFO per Share - fully diluted” and “FFO per Share excluding certain items - fully diluted” to:
FFO attributable to Sun Communities, Inc. common stockholders and dilutive convertible securities per Share - fully diluted
FFO attributable to Sun Communities, Inc. common stockholders and dilutive convertible securities per Share excluding certain items - fully diluted
As you requested in the original letter, the Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Daniel L. Gordon
June 23, 2015

If you have any questions or comments regarding the foregoing, please contact the undersigned at 248-208-2500.
Respectfully yours,

Sun Communities, Inc.

By:    /s/ Karen J. Dearing
Karen J. Dearing, Chief Financial Officer, Treasurer, and Secretary